UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NET PROFITS TEN INC.
(Exact name of Registrant as specified in its charter)

Nevada	000-54694	77-0716386
(State or other jurisdiction	(Commission File No.)	(IRS Employer Identification
of incorporation)		No.)

7956 Gen Luna Street, Quiapo Metro,
Manila, Philippines
(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code: (209) 694-4885

Approximate Date of Mailing: October 19, 2012

NET PROFITS TEN INC.
7956 Gen Luna Street, Quiapo Metro,
Manila, Philippines
(209) 694-4885

INFORMATION STATEMENT
PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

          This Information Statement is being mailed on or about October 19, 2012, to the holders of record at the close of business on September 25, 2012 (the “Record Date”) of common stock, par value $0.0001 per share (“common stock”) of Net Profits Ten Inc., a Nevada corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by the Asset Purchase Agreement, dated September 1, 2012, by and among the Company, World Moto (Thailand) Co., Ltd. (“World Moto”), Chris Ziomkowski, the Chief Technical Officer of World Moto and Paul Giles, the Chief Executive Officer of World Moto. The transaction contemplated by the Asset Purchase Agreement will be consummated or before October 31, 2012 (the “Closing Date”), unless extended by mutual agreement of the parties.

          The Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s shareholders.

          A copy of the Asset Purchase Agreement has been filed with the Securities and Exchange Commission (“SEC”) as an exhibit to a Current Report on Form 8-K that was filed on September 10, 2012.

          On the Record Date, 4,808,000 shares of common stock were issued and outstanding and the holders thereof are entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE
COMPANY’S SECURITYHOLDERS IS REQUIRED IN RESPONSE TO THIS
INFORMATION STATEMENT.

CHANGE OF CONTROL

          On September 1, 2012, we entered into an Asset Purchase Agreement with World Moto, Chris Ziomkowski and Paul Giles. Pursuant to the Asset Purchase Agreement, we agreed, among other things, to issue to World Moto an aggregate of shares of common stock representing 60% of the outstanding shares of the Company’s common stock immediately after Closing Date. In return, we will receive substantially all of the intellectual property and certain other specific assets related to World Moto’s Moto-Meters.

          The Asset Purchase Agreement provides that World Moto may designate other persons to receive the shares of common stock representing the asset purchase price consideration. Under the provision, World Moto has designated that all the shares will be issued to other persons of which 56.651% will be issued to persons/entities that are currently equity owners of World Moto or their affiliated persons, of which 11.034% and 45.617% of the total outstanding shares of our common stock to be outstanding immediately after the Closing Date will be held beneficially by Chris Ziomkowski and Paul Giles, respectively. As a result of the transaction, Messrs. Ziomkowski and Giles and their affiliates will be the controlling shareholders of the Company

          Upon the closing of the transaction, as provided in the Asset Purchase Agreement, Mr. Marlon Liam, the sole director and officer of the Company, will appoint Mr. Paul Giles as a director of the Company. Immediately after Mr. Giles’s appointment and acceptance of the position, Mr. Liam will resign from his positions as a director and an officer of the Company. After the Closing Date, Mr. Giles, as the sole director, will appoint the officers of the Company, including his appointment as the Chief Executive Officer and Mr. Ziomkowski’s as the Chief Technical Officer.

          A copy of the Asset Purchase Agreement is filed as Exhibit 10.1 to our Current Report on Form 8-K filed September 10, 2012.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Current Beneficial Ownership

          The following table sets forth information regarding the beneficial ownership of our common stock as of October 19, 2012 (i) by each person who is known by us to beneficially own more than 5% of our common stock; (ii) by each of our current officers and directors; and (iii) by all of our officers and directors as a group.

Name and Address of	Director or Officer	Amount and Nature of	Percentage
Beneficial Owner		Beneficial Ownership (1)	(2)

Marlon Liam 7956 Gen Luna Street, Quiapo Metro, Manila, Philippines	Director and officer	4,000,000 (3)	83.2%

(1)

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our common stock.

(2)	A total of 4,808,000 shares of our common stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1).

(3)

As of the Closing Date, Mr. Liam will contribute to the capital of the Company 3,997,675 of the shares of our common stock beneficially owned by him and will own less than 1% of the issued and outstanding common stock after the Closing Date.

Beneficial Ownership as of the Closing Date

          On the Closing Date, we will issue to the designees of World Moto an aggregate of shares of our common stock representing 60% of our common stock to be outstanding immediately after the Closing Date. As a result of the transaction, the designees of World Moto will become our Company’s controlling shareholders by owning 60% of the total outstanding shares of our capital stock and 60% total voting power of all our outstanding voting securities.

          The following table sets forth information regarding the beneficial ownership of our Common Stock immediately after the Closing Date (i) by each person who is known by us who will beneficially own more than 5% of our common stock; (ii) by each of proposed directors and officers; and (iii) by all of our proposed officers and directors as a group. The address of each of the persons set forth below is 1777 Moo 5 Soi Sukhumvit 107 Sukhumvit Road, North Sumrong, Amphur Muang, Samut Prakan, Bangkok, Thailand.

Name of Beneficial Owner	Director or Officer	Amount and Nature of	Percentage
		Beneficial Ownership (1)	(2)

Paul Giles	Director and Officer	(3)	45.617%

Chris Ziomkowski	Officer	(4)	11.034%

(1)

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our common stock.

(2)

The shares of our common stock to be outstanding pursuant to SEC Rule 13d-3(d)(1) cannot currently be determined until the terms of the pre-Closing Date of financing and conversion rate of assumed debt are calculated, among other things.

(3)

Mr. Giles is expected to beneficially own 45.617% of the outstanding shares of the Company’s common stock. The number of shares to be beneficially owned by Mr. Giles cannot be calculated at this time because the actual number of shares to be issued at the closing is contingent on the terms of pre-closing financing and the amount of assumed liabilities that will be converted into common stock. Additionally, the actual number of shares will be changed due to a dividend of shares to be effected after the closing.

(4)

Mr. Ziomkowski is expected to beneficially own 11.03% of the outstanding shares of the Company’s common stock. Mr. Ziomkowski’s beneficial ownership represents shares of common stock held by a corporation of which his spouse is a director. The total number of shares to be beneficially owned by Mr. Ziomkowski cannot be calculated at this time because the actual number of shares to be issued at the closing is contingent on the terms of pre-closing financing and the amount of assumed liabilities that will be converted into common stock. Additionally, the actual number of shares will be changed due to a dividend of shares to be effected after the closing.

CHANGES TO THE BOARD OF DIRECTORS

          Upon the closing of the transaction, Mr. Marlon Liam will resign from the Board of Directors of the Company. Prior to Mr. Liam’s resignation, Mr. Paul Giles will be appointed as a director of the Company. After the Closing Date, Mr. Giles, as the sole director, will appoint himself as the Chief Executive Officer of the Company and Mr. Chris Ziomkowski will be appointed as the Chief Technical Officer of the Company. The appointments of Mr. Giles and Mr. Ziomkowski will be effective as of the Closing Date.

          To the best of the Company’s knowledge, except as set forth in this Information Statement, the incoming director is not currently a director of the Company, does not hold any position with the Company and has not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company’s knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Current Officer and Director

The following table sets forth certain information regarding our current director and officer.

Name	Age	Title

Marlon Liam	44	President, Chief Executive Officer, Secretary, Treasurer and Chief Financial Officer

          Marlon Liam received his bachelor’s degree in Business Administration from De la Salle University, Manila, in 1992. Since April 2003, Mr. Liam has been the Project Manager for Atlantis Management in Manila, Philippines. At Atlantic, Mr. Liam is responsible for developing new projects to aid the expansion of the company, making recommendations to senior management on the company’s financing budget and performing administrative matters related to business management.

New Officers and Directors

          On the Closing Date, Mr. Liam will resign as a director and as President, Chief Executive Officer, Secretary, Treasurer and Chief Financial Officer of the Company. Also on the Closing Date, Mr. Giles will commence serving as President, Chief Executive Officer and a director of the Company, and Mr. Ziomkowski will become the Chief Technical Officer of the Company.

          The following table sets forth certain information regarding our proposed director and officers.

Name	Age	Title

Paul Giles	45	Director and Officer Candidate

Chris Ziomkowski	42	Officer Candidate

          Paul Giles is expected to serve as President and a director of our company. Mr. Giles invented the Moto-Meter and is recognized by CNN, Newsweek, Wired, Fast Company, Inc. Magazine, EFE, and other international media. Mr. Giles is a leading expert in the global moto-taxi industry and has more than 20 years of experience in founding and operating businesses. From March, 2009 to September, 2012, Mr. Giles served as President and director of World Moto (Thai) Co., Ltd. From 2002 to January, 2009, Mr. Giles was the co-founder of Nirvana Resorts Group, and partner in ESC Ltd., a security services company that was acquired by Securitas, one of world's largest security services companies.

          Chris Ziomkowski is expected to serve as our Chief Technical Officer. Mr. Ziomkowski is the foremost authority in the design of taxi meters for motorcycles, and has significant experience in artificial intelligence, practical programs and telecommunications. From March, 2009 to September, 2012, Mr. Ziomkowski was Chief Technology Officer of World Moto (Thai) Co. Ltd. From 1999 to 2008, Mr. Ziomkowski founded the largest VoIP carrier in Thailand. Mr. Ziomkowski received his bachelor's degree in Computational Neural Systems from the California Institute of Technology.

Family Relationships

          There are no family relationships between our current officers and directors and the individuals who will become directors and executive officers of our company.

Board Composition and Committees

          The board of directors is currently composed of one member. A new board member will be appointed upon the closing of the Asset Purchase Agreement and our current board member will resign from his position on the Closing Date.

          We do not have a Board member that qualifies as "independent" as the term is used in Item 7(d)(3)(iv)(B) of Schedule 14A under the Securities Exchange Act of 1934, as amended, and as defined by Rule 4200(a)(14) of the FINRA Rules.

          We are not required to have and we do not have an Audit Committee. The Company's director performs some of the same functions of an Audit Committee, such as recommending a firm of independent certified public accountants to audit the financial statements; reviewing the auditors' independence, the financial statements and their audit report; and reviewing management's administration of the system of internal accounting controls. The Company does not currently have a written audit committee charter or similar document.

          We have no audit committee financial expert. Our director has financial statement preparation and interpretation ability obtained over the years from past business experience and education. We believe the cost related to retaining a financial expert at this time is prohibitive. Further, because of the nature of our current limited operations, we believe the services of a financial expert are not warranted.

          Our company currently does not have nominating or compensation committees nor does our company have a written nominating or compensation committee charter. Our director believes that it is not necessary to have such committees, at this time, because the functions of such committees can be adequately performed by the Board of Directors.

Director Compensation, Employment Agreements, Equity Awards

          We have not compensated our directors to date. We have not paid, nor do we owe, any compensation to our executive officers. We have not paid any compensation to our officers since inception. We have no employment agreements, nor equity incentive plans, with any of our executive officers or employees.

          Currently, we do not have any plans to compensate our directors after the Closing Date for their services as directors, until the Company is more extensively funded or cash flow positive. Further compensation arrangements are anticipated to include cash and equity incentive awards.

          After the Closing Date, once the Company is more extensively funded or cash flow positive, we anticipate formulating compensation arrangements for our executive officers, which will include cash compensation, bonus terms and equity incentive awards. Until such time, we anticipate paying only a base salary, to be commensurate with the Company financial resources.

Code of Ethics

          The Company has not formally adopted a written code of business conduct that governs the Company’s employees, officers and Directors.

Conflict of Interest

          We have not adopted any policies or procedures for the review, approval, or ratification of any transaction between our company and any executive officer, director, nominee to become a director, 10% shareholder, or family member of such persons, required to be reported under paragraph (a) of Item 404 of Regulation S-K promulgated by the SEC.

MEETING OF BOARD OF DIRECTORS AND SHAREHOLDERS

          Our Board of Directors held no formal meetings in 2012. Board of Directors acted by consent four times in 2012. No annual meetings of shareholders was held in 2011 and 2012. Under Nevada law, shareholders holding an aggregate of 15% of the issued and outstanding shares of common stock entitled to vote at an annual meeting may seek a court order from a district court in Nevada to compel the Company to hold a meeting. Prior to the Closing Date, shareholders who want to communicate with our board may send a letter to Mr. Marlon Liam, 7956 Gen Luna Street, Quiapo Metro, Manila, Philippines.

LEGAL PROCEEDINGS

          The Company’s management knows of no material existing or pending legal proceedings or claims against the Company, nor is the Company involved as a plaintiff in any material proceeding or pending litigation. To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the Company’s securities, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company or any of its subsidiaries in reference to pending litigation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

          On September 1, 2012, we entered into an Asset Purchase agreement with World Moto, Chris Ziomkowski and Paul Giles. None of the Company’s principal shareholders was also a principal shareholder of World Moto. Therefore, World Moto is not deemed to have been under common control with the Company during the time the Asset Purchase Agreement was signed.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

          Section 16(a) of the Exchange Act, as amended, requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company. Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

          During the most recent fiscal year, none of the officers and directors of the Company filed any Section 16(a) reports. On June 28, 2012, in connection to the share purchase agreements between Mr. Marlon Liam, on the one hand, Mr. Gilad David and Mr. Fouad Dasuka, on the other hand, Mr. Liam acquired 4,000,000 shares of common stock from Mr. David and Mr. Dasuka. In addition, on or about June 28, 2012, Mr. Marlon Liam was appointed as a director of our company and Mr. David and Mr. Dasuka resigned from our Board of Directors.

          Pursuant to the requirement of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Dated October 19, 2012	By Order of the Board of Directors

/s/ Marlon Liam
President/ Chief Executive Officer